Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2022

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Obsidian Energy Ltd. (“Obsidian Energy”, the “Company”, “we”, “us”, “our”) should be read in conjunction with the Company's unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2022 and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2021. The date of this MD&A is November 7, 2022. All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

Throughout this MD&A and in other materials disclosed by the Company, we adhere to generally accepted accounting principles ("GAAP"), however the Company also employs certain non-GAAP measures to analyze financial performance, financial position, and cash flow, including funds flow from operations, adjusted funds flow from operations, netback, sales, gross revenues, net operating costs, net debt and free cash flow. Additionally, other financial measures are also used to analyze performance. These non-GAAP and other financial measures do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income (loss) and cash flow from operating activities, as indicators of our performance.

This MD&A also contains oil and natural gas information and forward-looking statements. Please see the Company's disclosure under the headings "Non-GAAP and Other Financial Measures", "Oil and Natural Gas Information", and "Forward-Looking Statements" included at the end of this MD&A.

Quarterly Financial Summary

(millions, except per share and production amounts) (unaudited)

	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31
Three months ended	2022	2022	2022	2021	2021	2021	2021	2020
Production revenues	$210.6	$276.5	$203.7	$149.8	$124.5	$111.0	$92.2	$72.8
Cash flow from operating activities	121.4	125.0	83.9	62.6	65.5	42.2	28.4	11.1
Basic per share (1)	1.48	1.52	1.03	0.81	0.88	0.57	0.39	0.15
Diluted per share (1)	1.44	1.48	1.00	0.78	0.85	0.55	0.37	0.15
Funds flow from operations (2)	104.6	157.0	78.6	80.0	59.3	42.3	36.3	26.4
Basic per share (3)	1.27	1.91	0.97	1.04	0.79	0.57	0.49	0.36
Diluted per share (3)	1.24	1.86	0.94	1.00	0.77	0.55	0.48	0.36
Net income	40.7	113.9	23.8	21.7	46.6	322.5	23.2	0.2
Basic per share	0.50	1.39	0.29	0.28	0.62	4.33	0.32	0.01
Diluted per share	$0.48	$1.35	$0.28	$0.27	$0.60	$4.23	$0.31	$0.01
Production
Light oil (bbl/d)	11,062	12,261	11,114	11,155	10,314	10,836	10,014	10,055
Heavy oil (bbl/d)	5,854	6,174	5,789	3,237	2,688	2,660	2,788	2,895
NGLs (bbl/d)	2,379	2,406	2,432	2,310	2,213	2,162	2,056	2,087
Natural gas (mmcf/d)	64	64	60	58	54	54	50	52
Total (boe/d)	29,985	31,575	29,407	26,352	24,164	24,651	23,225	23,644

(1)
Supplemental financial measure. See "Non-GAAP and Other Financial Measures".
(2)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(3)
Non-GAAP financial ratio. See "Non-GAAP and Other Financial Measures".

OBSIDIAN ENERGY THIRD QUARTER 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 1

Cash flow from Operating Activities, Funds Flow from Operations, Adjusted Funds Flow from Operations and Free Cash Flow

	Three months ended September 30		Nine months ended September 30
(millions, except per share amounts)	2022	2021	2022	2021
Cash flow from operating activities	$121.4	$65.5	$330.3	$136.1
Change in non-cash working capital	(21.9)	(9.1)	(13.9)	(1.1)
Decommissioning expenditures	3.5	1.6	15.8	5.4
Onerous office lease settlements	2.3	2.3	6.9	7.0
Deferred financing costs	(0.7)	(1.7)	(2.1)	(4.4)
Financing fees paid	-	-	-	4.4
Restructuring charges (1)	-	0.1	2.5	(1.8)
Transaction costs	-	-	0.1	-
Other expenses (1)	-	0.6	0.6	(7.7)
Funds flow from operations (2)	104.6	59.3	340.2	137.9
Share based compensation (3)	2.8	2.4	25.3	13.7
Adjusted Funds flow from operations (2)	107.4	61.7	365.5	151.6
Share based compensation (3)	(2.8)	(2.4)	(25.3)	(13.7)
Capital expenditures	(74.0)	(45.1)	(217.7)	(96.1)
Decommissioning expenditures	(3.5)	(1.6)	(15.8)	(5.4)
Free Cash Flow (2)	$27.1	$12.6	$106.7	$36.4

Per share – funds flow from operations (4)
Basic per share	$1.27	$0.79	$4.16	$1.86
Diluted per share	$1.24	$0.77	$4.04	$1.81

(1)
Excludes the non-cash portion of restructuring and other expenses.
(2)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(3)
Includes expenses associated with our cash settled share-based incentive plans, being the Deferred Share Unit Plan, Performance Share Unit Plan and the Non-Treasury Incentive Award Plan.
(4)
Non-GAAP financial ratio. See "Non-GAAP and Other Financial Measures".

In the 2022 periods, funds flow from operations, adjusted funds flow from operations, and cash flow from operating activities were significantly higher compared to the 2021 periods due to higher commodity prices and higher production levels as the Company advanced our development program. In the second half of 2021 and into 2022, the Company increased development activities in response to higher commodity prices which led to higher production levels in 2022. Additionally, in Q4 2021, the Company acquired the remaining 45 percent interest of the Peace River Oil Partnership (“PROP”) from our joint venture partner which increased production levels by approximately 2,400 boe per day.

These results were partially offset by higher share-based compensation charges, mainly in Q1 2022, of $25.3 million for the first nine months of 2022 related to certain share-based incentive plans. This was primarily due to the significant increase in the Company’s share price and resultant mark-to-market charge (September 30, 2022 share price close of $9.93 compared to December 31, 2021 share price close of $5.21).

OBSIDIAN ENERGY THIRD QUARTER 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 2

Business Strategy

Our strategy is focused on maintaining moderate production growth, operational excellence, improving our debt leverage and delivering top quartile total shareholder returns. We believe our plan to focus development activity primarily on our Cardium and Peace River assets will generate value for all stakeholders. Our industry leading Cardium position with a deep inventory of high return wells offers a predictable, liquids weighted, production profile that is capable of generating growth and sustainable free cash flow. Additionally, the Company’s consolidation of the 100 percent interest in PROP in late 2021 combined with our success in 2022 of adding to our substantial land position in Peace River, results in an asset base with compelling Bluesky development and significant Clearwater potential for future heavy oil production growth and cash flow generation, offering further value for stakeholders.

Our debt refinancing was completed in July 2022, incorporating both senior and subordinated debt resulting in a more favourable debt structure for a Company of our size. We plan to continue to decrease debt levels as we focus on meeting our leverage and absolute debt targets. With a stable debt structure that provides appropriate operational liquidity and a longer-term maturity profile, the Company anticipates being well positioned to continue developing our strong portfolio of assets while being able to act on new opportunities to our shareholders’ benefit.

In the first nine months of 2022, our participation in the Alberta Site Rehabilitation Program (“ASRP”) focused on inactive fields in Northern Alberta. We have utilized approximately $28.8 million (net) grants and allocations since the inception of the program in late 2020 through to the end of Q3 2022. The ASRP is currently set to expire at the end of 2022.

Business Environment

The following table outlines quarterly averages for benchmark prices and Obsidian Energy’s realized prices for the previous eight quarters.

	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020
Benchmark prices
WTI oil ($US/bbl)	$91.55	$108.41	$94.29	$77.19	$70.56	$66.07	$57.84	$42.66
Edm mixed sweet par price (CAD$/bbl)	116.88	137.76	115.64	93.36	83.77	77.30	66.61	50.29
Western Canada Select (CAD$/bbl)	93.62	122.06	100.99	78.82	71.80	67.01	57.45	43.46
NYMEX Henry Hub ($US/mmbtu)	8.20	7.17	4.95	5.83	4.01	2.83	3.56	2.53
AECO Index (CAD$/mcf)	4.16	7.24	4.74	4.66	3.60	3.09	3.15	2.77
Foreign exchange rate ($US/CAD$)	1.31	1.28	1.27	1.26	1.26	1.23	1.27	1.30

Benchmark differentials
WTI - Edm Light Sweet ($US/bbl)	(2.05)	(0.50)	(2.96)	(3.10)	(4.08)	(3.11)	(5.24)	(4.07)
WTI - WCS Heavy ($US/bbl)	(19.86)	(12.80)	(14.53)	(14.64)	(13.58)	(11.49)	(12.47)	(9.31)

Average sales price (1) (2)
Light oil (CAD$/bbl)	118.66	139.88	117.91	92.55	84.27	76.97	67.34	50.76
Heavy oil (CAD$/bbl)	81.78	106.18	84.77	51.76	60.87	48.58	40.48	30.00
NGLs (CAD$/bbl)	69.12	82.93	68.09	59.46	52.79	39.31	38.20	24.61
Total liquids (CAD$/bbl)	101.36	123.32	101.72	80.07	75.55	66.95	58.27	43.14
Natural gas (CAD$/mcf)	$5.31	$7.38	$4.96	$5.05	$3.89	$3.21	$3.21	$2.81

(1)
Excludes the impact of realized hedging gains or losses.
(2)
Supplemental financial measures. See "Non-GAAP and Other Financial Measures".

OBSIDIAN ENERGY THIRD QUARTER 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 3

Oil

WTI oil prices averaged US$91.55 per barrel during Q3 2022. Oil prices reached close to US$100 per barrel in July before decreasing throughout the quarter, settling in the low US$80 per barrel range in September. Oil prices were impacted by rising interest rates which led to potential recession fears combined with concerns over further COVID-19 lockdowns through various parts of the world, particularly China, creating demand uncertainty.

In Q3 2022, both MSW and particularly WCS differentials widened and settled at US$2.05 per barrel and US$19.86 per barrel differential to WTI, respectively. Throughout Q3 2022, volatility persisted with the WCS differential due to planned and unplanned refinery outages and the negative impact of the US Department of Energy releasing barrels from their Strategic Petroleum Reserve given a significant portion of those barrels competed directly with WCS barrels for refining capacity.

The Company currently has the following oil contracts in place on a weighted average basis:

Type	Volume (bbls/d)	Remaining Term	Bought Put Price (C$/bbl)	Sold Call Price (C$/bbl)	Swap Price (C$/bbl)
WTI Swap	1,950	November 2022	-	-	123.97
WTI Collar	10,000	October 2022	109.75	130.07	-
WTI Collar	7,000	November 2022	106.07	126.77	-
WTI Collar	2,000	December 2022	105.00	130.20	-

Natural Gas

NYMEX Henry Hub averaged US$8.20 per mmbtu in Q3 2022. Volatility persisted throughout Q3 2022 with prices steadily increasing into August as global demand for LNG continued. Strong production and storage receipts resulted in a weakening of prices over the next month with the quarter closing at US$6.40 per mmbtu.

During Q3 2022, AECO 5A averaged $4.16 per mcf and reached a high close to $7.00 per mcf in July due to strong global demand for LNG. Western Canadian system restrictions from TC Energy Corporation in August resulted in prices decreasing for the balance of the quarter.

The Company currently has the following natural gas hedges in place on a weighted average basis:

Type	Volume (mcf/d)	Remaining Term	Swap Price (C$/mcf)
AECO Swap	26,065	October 2022	4.74
AECO Swap	17,487	April 2023 - October 2023	4.01

OBSIDIAN ENERGY THIRD QUARTER 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 4

Average Sales Prices (1)

	Three months ended September 30			Nine months ended September 30
	2022	2021	% change	2022	2021	% change
Light oil (per bbl)	$118.66	$84.27	41	$125.99	$76.35	65
Heavy oil (per bbl)	81.78	60.87	34	91.19	49.94	83
NGL (per bbl)	69.12	52.79	31	73.38	43.64	68
Total liquids (per bbl)	101.36	75.55	34	109.18	67.05	63
Risk management gain (loss) (per bbl)	0.54	(0.13)	n/a	(4.83)	(1.50)	222
Total liquids price, net (per bbl)	101.90	75.42	35	104.35	65.55	59

Natural gas (per mcf)	5.31	3.89	37	5.90	3.44	72
Risk management loss (per mcf)	(0.44)	(0.38)	16	(0.37)	(0.14)	164
Natural gas net (per mcf)	4.87	3.51	39	5.53	3.30	68

Weighted average (per boe)	76.58	56.21	36	83.64	50.11	67
Risk management loss (per boe)	(0.59)	(0.93)	(37)	(3.92)	(1.27)	209
Weighted average net (per boe)	$75.99	$55.28	37	$79.72	$48.84	63

(1)
Supplemental financial measures. See "Non-GAAP and Other Financial Measures".

RESULTS OF OPERATIONS

Production

	Three months ended September 30			Nine months ended September 30
Daily production	2022	2021	% change	2022	2021	% change
Light oil (bbls/d)	11,062	10,314	7	11,480	10,389	11
Heavy oil (bbls/d)	5,854	2,688	118	5,940	2,712	119
NGL (bbls/d)	2,379	2,213	8	2,405	2,144	12
Natural gas (mmcf/d)	64	54	19	63	53	19
Total production (boe/d)	29,985	24,164	24	30,324	24,017	26

In the 2022 periods, production levels increased compared to 2021 due to the Company’s expanded development program during the year and the acquisition of our partner's non-operated interest in PROP in late 2021.

The Company continued our active 2022 development program through Q3 2022, albeit with a delayed start due to a wet spring, which resulted in increased activity across our entire portfolio resulting in production growth. For the first nine months of 2022, we brought 39 wells (38.3 net) on production.

OBSIDIAN ENERGY THIRD QUARTER 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 5

Average production within the Company’s key development areas and within the Company’s Legacy asset area was as follows:

	Three months ended September 30			Nine months ended September 30
Daily production (boe/d) (1)	2022	2021	% change	2022	2021	% change
Cardium	21,853	19,807	10	22,395	19,753	13
Peace River	6,623	2,974	123	6,686	2,960	126
Alberta Viking	1,034	822	26	819	810	1
Legacy	475	561	(15)	424	494	(14)
Total	29,985	24,164	24	30,324	24,017	26

(1)
Refer to “Supplemental Production Disclosure” for details by product type.

Netbacks

	Three months ended September 30
(per boe)	2022	2021
Netback:
Sales price (1)	$76.58	$56.21
Risk management loss (2)	(0.59)	(0.93)
Royalties	(14.06)	(5.99)
Transportation	(3.18)	(2.41)
Net operating costs (3)	(14.57)	(13.28)
Netback (3)	$44.18	$33.60

	(boe/d)	(boe/d)
Production	29,985	24,164

(1)
Includes the impact of commodities purchased and sold to/from third parties - $0.5 million (2021 – $0.4 million).
(2)
Realized risk management gains and losses on commodity contracts.
(3)
Non-GAAP financial ratios. See "Non-GAAP and Other Financial Measures".

	Nine months ended September 30
(per boe)	2022	2021
Netback:
Sales price (1)	$83.64	$50.11
Risk management loss (2)	(3.92)	(1.27)
Royalties	(13.71)	(4.56)
Transportation	(3.08)	(2.05)
Net operating costs (3)	(14.17)	(13.50)
Netback (3)	$48.76	$28.73

	(boe/d)	(boe/d)
Production	30,324	24,017

(1)
Includes the impact of commodities purchased and sold to/from third parties - $1.6 million (2021 – $0.8 million).
(2)
Realized risk management gains and losses on commodity contracts, including closing out the PROP Energy 45 Limited Partnership ("PROP 45") hedges in July 2022.
(3)
Non-GAAP financial ratios. See "Non-GAAP and Other Financial Measures".

OBSIDIAN ENERGY THIRD QUARTER 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 6

The Company's netbacks in 2022 have increased from the comparable periods primarily due to higher commodity prices. This was partially offset by increased royalties due to higher commodity prices and increased transportation costs due to higher production in Peace River from the PROP acquisition and various Bluesky wells brought on production during 2022.

	Three months ended September 30		Nine months ended September 30
(millions)	2022	2021	2022	2021
Netback:
Sales (1) (2)	$211.1	$124.9	$692.4	$328.5
Risk management loss (3)	(1.6)	(2.0)	(32.4)	(8.3)
Royalties	(38.8)	(13.3)	(113.5)	(29.9)
Transportation	(8.7)	(5.4)	(25.5)	(13.5)
Net operating costs (2)	(40.1)	(29.5)	(117.3)	(88.5)
Netback (2)	$121.9	$74.7	$403.7	$188.3

(1)
Includes the impact of commodities purchased and sold to/from third parties - $0.5 million (2021 – $0.4 million) for the third quarter of 2022 and $1.6 million (2021 – $0.8 million) for the first nine months of 2022.
(2)
Non-GAAP financial measures. See "Non-GAAP and Other Financial Measures".
(3)
Realized risk management gains and losses on commodity contracts.

Production Revenues

A reconciliation from production revenues to gross revenues is as follows:

	Three months ended September 30		Nine months ended September 30
(millions)	2022	2021	2022	2021
Production revenues	$210.6	$124.5	$690.8	$327.7
Sales of commodities purchased	4.0	2.8	10.8	6.7
Less: Commodities purchased	(3.5)	(2.4)	(9.2)	(5.9)
Sales (1)	211.1	124.9	692.4	328.5
Realized risk management loss (2)	(1.6)	(2.0)	(32.4)	(8.3)
Gross revenues (1)	$209.5	$122.9	$660.0	$320.2

(1)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(2)
Relates to realized risk management gains and losses on commodity contracts.

The Company's production revenues and gross revenues were significantly higher in the 2022 periods compared to the 2021 periods, due to increases in both commodity prices and higher production volumes. For the first nine months of 2022, the increases in gross revenues were partially offset by higher realized hedging losses compared to 2021.

Change in Gross Revenues (1)

(millions)
Gross revenues – January 1 – September 30, 2021	$320.2
Increase in liquids production	70.1
Increase in liquids prices	241.7
Increase in natural gas production	9.8
Increase in natural gas prices	42.3
Increase in realized oil risk management loss	(19.9)
Increase in realized natural gas risk management loss	(4.2)
Gross revenues – January 1 – September 30, 2022 (2)	$660.0

(1)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(2)
Excludes processing fees and other income.

OBSIDIAN ENERGY THIRD QUARTER 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 7

Royalties

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Royalties (millions)	$38.8	$13.3	$113.5	$29.9
Average royalty rate (1)	18%	11%	16%	9%

(1)
Excludes effects of risk management activities and other income.

For the 2022 periods, both absolute royalties and the average royalty rate increased from the comparable periods largely due to higher commodity prices.

Expenses

	Three months ended September 30		Nine months ended September 30
(millions)	2022	2021	2022	2021
Net operating (1)	$40.1	$29.5	$117.3	$88.5
Transportation	8.7	5.4	25.5	13.5
Financing	12.6	10.7	32.9	33.4
Share-based compensation	$4.0	$3.0	$28.9	$15.4

(1)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".

Operating

A reconciliation of operating costs to net operating costs is as follows:

	Three months ended September 30		Nine months ended September 30
(millions)	2022	2021	2022	2021
Operating costs	$43.5	$32.3	$127.7	$97.1
Less processing fees	(1.6)	(1.6)	(5.5)	(4.9)
Less road use recoveries	(1.8)	(1.2)	(4.9)	(3.7)
Net operating costs (1)	$40.1	$29.5	$117.3	$88.5

(1)
Non-GAAP financial measure. See “Non-GAAP and Other Financial Measures”.

Operating costs have increased compared to the 2021 periods due to incremental costs with new wells coming on production, higher power costs and general inflationary pressures experienced across the industry. Additionally, the Company increased repair and maintenance activity in 2022 as more projects become economic under the current commodity price environment.

Transportation

The Company continues to utilize multiple sales points in the Peace River area to increase realized prices. The PROP acquisition and new wells drilled in the Peace River area in Q4 2021 and the first half of 2022, resulted in higher production and thus higher transportation costs in the 2022 periods compared to the 2021 periods. The increase in realized prices is partially offset by additional transportation costs.

OBSIDIAN ENERGY THIRD QUARTER 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 8

Financing

Financing expense consists of the following:

	Three months ended September 30		Nine months ended September 30
(millions)	2022	2021	2022	2021
Interest	$8.3	$6.8	$20.2	$19.5
Interest on PROP Limited recourse loan	0.7	-	1.7	-
Advisor fees	0.1	0.4	0.6	1.4
Accretion on decommissioning liability	2.5	1.4	7.5	4.3
Accretion on office lease provision	0.3	0.5	1.1	1.5
Accretion on other non-current liability	-	0.1	0.2	0.2
Accretion on lease liabilities	0.1	0.2	0.3	0.5
Deferred financing costs	0.7	1.7	2.1	4.4
Debt modification	(0.1)	(0.4)	(0.8)	1.6
Financing	$12.6	$10.7	$32.9	$33.4

Obsidian Energy’s debt structure includes short-term borrowings under our syndicated credit facility and term financing through our senior unsecured notes. Financing charges were comparable in the 2022 and 2021 periods as higher interest rates under the Company’s current banking agreements in 2022 were offset by lower balances under our syndicated credit facility and senior unsecured notes.

In July 2022, the Company completed a refinancing and issued five-year senior unsecured notes for an aggregate principal amount of $127.6 million (the “New Notes) as well as entered into new syndicated credit facilities with borrowing capacity of $205.0 million (the “New Credit Facilities“). The Company used the net proceeds from the New Notes, together with initial draws on the New Credit Facilities, to repay all of our existing senior secured notes due November 30, 2022, repay the outstanding balances under our existing credit facilities due November 30, 2022, and repay the PROP limited recourse loan due on December 31, 2022.

The New Credit Facilities were entered into with a group of lenders providing the Company with a $175.0 million revolving credit facility and a $30.0 million non-revolving term loan. The revolving credit facility is subject to a semi-annual borrowing base redetermination typically in May and November of each year and currently has a revolving period to July 27, 2023 and a term-out period of July 27, 2024. The non-revolving term loan was subsequently repaid in September 2022 and is no longer available.

The New Notes have an interest rate of 11.95 percent and mature on July 27, 2027 and were issued at a price of $980.00 per $1,000.00 principal amount resulting in aggregate gross proceeds of $125.0 million. The New Notes are direct senior unsecured obligations of Obsidian Energy ranking equal with all other present and future senior unsecured indebtedness of the Company. As part of the terms of the New Notes, the Company is required to provide a repurchase offer (the "Repurchase Offer"), which can be exercised at the option of the noteholders, to an aggregate amount of $63.8 million. The Repurchase Offer is based on free cash flow available, as defined in the New Notes agreement (EBITDA less both capital expenditures and decommissioning expenditures), whereby 75 percent of free cash flow is required to be offered towards redeeming a portion of the New Notes on or before July 27, 2024, and 50 percent of free cash flow thereafter. The Repurchase Offer is in cash at a price equal to 103 percent of the principal amount of the New Notes to be redeemed plus accrued and unpaid interest. The redemption dates are semi-annual based on Q1 and Q2 free cash flow (paid typically in August) and based on Q3 and Q4 free cash flow (paid typically in March). Minimum available liquidity thresholds under the Company's New Credit Facilities are also required to be met in order to proceed with a Repurchase Offer.

At September 30, 2022, letters of credit totaling $5.0 million were outstanding (December 31, 2021 – $5.0 million) that reduce the amount otherwise available to be drawn on the New Credit Facilities.

OBSIDIAN ENERGY THIRD QUARTER 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 9

Share-Based Compensation

Share-based compensation expense relates to the Company's Stock Option Plan (the “Option Plan”), restricted shares units (“RSUs") granted under the Restricted and Performance Share Unit Plan (“RPSU plan”), restricted awards granted under the Non-Treasury Incentive Award Plan (“NTIP”), Deferred Share Unit Plan (“DSU plan”) and performance share units (“PSUs”) granted under the RPSU plan.

Share-based compensation expense consisted of the following:

	Three months ended September 30		Nine months ended September 30
(millions)	2022	2021	2022	2021
DSUs	$0.2	$0.8	$11.1	$8.7
PSUs	2.0	0.8	8.6	3.6
NTIP	0.6	0.8	5.6	1.4
Cash settled share-based incentive plans	$2.8	$2.4	$25.3	$13.7

RSUs	$0.9	$0.2	$2.5	$0.9
Options	0.3	0.4	1.1	0.8
Equity settled share-based incentive plans	1.2	0.6	3.6	1.7
Share-based compensation	$4.0	$3.0	$28.9	$15.4

During the first nine months of 2022, there was a significant increase in the Company’s share price which closed at $9.93 per share at September 30, 2022, compared to $5.21 per share at December 31, 2021. The change in share price at the balance sheet date results in a mark-to-market valuation which is used to calculate the PSU, DSU plan and NTIP plan future obligations.

General and Administrative Expenses (“G&A”)

	Three months ended September 30		Nine months ended September 30
(millions, except per boe amounts)	2022	2021	2022	2021
Gross	$8.6	$7.5	$24.8	$20.5
Per boe (1)	3.12	3.36	3.00	3.13
Net	4.7	4.1	13.6	11.4
Per boe (1)	$1.73	$1.82	$1.64	$1.73

(1)
Supplementary financial measure. See “Non-GAAP and Other Financial Measures”.

The Company has increased staffing levels throughout 2022 to align with our activity levels and expanded capital program compared to 2021, which has contributed to higher absolute G&A costs in the 2022 periods compared to the 2021 periods. In 2022, general inflationary pressures have also impacted G&A. On a per boe basis, G&A was lower due to higher production levels.

OBSIDIAN ENERGY THIRD QUARTER 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 10

Restructuring and other expenses

	Three months ended September 30		Nine months ended September 30
(millions)	2022	2021	2022	2021
Restructuring	$-	$0.1	$2.5	$(1.8)

Other	$1.2	$0.6	$1.8	$(7.7)

For the first nine months of 2022, restructuring expenses included severance charges as well as the acceleration of certain expenses under the RPSU plan due to staff changes.

Both restructuring and other expenses in the first nine months of 2021 included settlement benefits of previously accrued costs.

Depletion, Depreciation and Impairment

	Three months ended September 30		Nine months ended September 30
(millions)	2022	2021	2022	2021
Depletion and depreciation (“D&D”)	$46.0	$32.4	$128.8	$83.8

PP&E Impairment (reversal)	$25.1	$(22.3)	$35.8	$(333.7)

The Company’s D&D expense has increased from the comparable periods, primarily due to higher production and non-cash impairment reversal charges recorded in 2021 in our Cardium and Peace River cash generating units (“CGUs”) which increased the depletable base. These impairment reversals were recorded mainly due to the improved commodity price environment, strong drilling results in the Cardium and Peace River area and the Company purchasing the remaining 45 percent interest of our partner in PROP in late 2021.

For the first nine months of 2022, we recorded a $35.8 million impairment in our Legacy CGU due to accelerated decommissioning spending and an increase to our forecasted near-term spending profile in the area due to new Alberta government regulations. The Legacy CGU has no recoverable amount, as such changes in our decommissioning liability are (recovered) expensed each period.

Taxes

At September 30, 2022, the Company was in a net unrecognized deferred tax asset position of approximately $337.2 million (December 31, 2021 - $378.6 million). Since the Company has not recognized the benefit of deductible timing differences in excess of taxable timing differences, deferred tax expense (recovery) for the quarter is nil.

OBSIDIAN ENERGY THIRD QUARTER 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 11

Foreign Exchange

Obsidian Energy recorded unrealized foreign exchange gains or losses to translate our previously outstanding U.S. denominated senior secured notes and the related accrued interest to Canadian dollars using the exchange rates in effect on the balance sheet date. Realized foreign exchange gains or losses were recorded upon repayment of the senior secured notes.

Foreign exchange gain or loss is as follows:

	Three months ended September 30		Nine months ended September 30
(millions)	2022	2021	2022	2021
Foreign exchange loss (gain)	$(0.1)	$1.6	$0.7	$-

The Company repaid all of our outstanding senior secured notes in the amount of US$36.8 million in Q3 2022. Total repayments for the first nine months of 2022 were US$43.4 million.

Net Income

	Three months ended September 30		Nine months ended September 30
(millions, except per share amounts)	2022	2021	2022	2021
Net income	$40.7	$46.6	$178.4	$392.3
Basic per share	0.50	0.62	2.18	5.28
Diluted per share	$0.48	$0.60	$2.12	$5.14

In the 2022 periods, net income was the result of higher revenues due to the Company’s strong netback, predominantly from higher commodity prices and higher production levels. This was partially offset by increased depletion and depreciation expenses and higher share-based compensation charges as a result of the Company’s significant share price appreciation during the first nine months of 2022.

In the 2021 periods, net income was mainly due to increasing oil prices and a $311.5 million Cardium impairment reversal, which was recorded in Q2 2021.

Capital Expenditures

	Three months ended September 30		Nine months ended September 30
(millions)	2022	2021	2022	2021
Drilling and completions	$54.7	$30.8	$142.5	$64.4
Well equipping and facilities	18.4	14.4	60.1	30.6
Land and geological/geophysical	0.7	(0.3)	14.4	0.6
Corporate	0.2	0.2	0.7	0.5
Capital expenditures	74.0	45.1	217.7	96.1
Property acquisitions, net	4.3	-	4.6	-
Total	$78.3	$45.1	$222.3	$96.1

Our Q3 2022 capital program was delayed by wet spring conditions, however we drilled 13 (12.8 net) operated wells in our Cardium and Peace River areas and brought 11 (11.0 net) wells on production, of which 8 (8.0 net) were in our Viking area. Additionally, during Q3 2022, we purchased a gas plant in our Peace River area for consideration of $4.1 million, providing us additional processing capacity as we continue to develop this asset.

In Q1 2022, we successfully purchased 23 sections (14,720 acres) of prospective oil sands rights through Alberta land sales in the Peace River area for a consideration of approximately $13.7 million. Subsequent to September 30, 2022, we continued to build on our Peace River land base and purchased an additional 10 sections (6,326 acres) for $4.0 million.

OBSIDIAN ENERGY THIRD QUARTER 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 12

Drilling

	Nine months ended September 30
	2022		2021
(number of wells)	Gross	Net	Gross	Net
Oil	49	42	23	19
Gas	1	1	1	1
Injectors, stratigraphic and service	1	0	3	1
Total	51	43	27	21

The Company drilled 43 operated gross wells (42.3 net) during the first nine months of 2022. In addition to this, the Company had a minor non-operated working interest on eight wells that were drilled by various partners during the period.

Environmental and Climate Change

The oil and natural gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site rehabilitation requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation is expected to require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

Obsidian Energy is dedicated to managing the environmental impact from our operations through our environmental programs which include resource conservation, water management and site abandonment/ reclamation/ remediation. Operations are continuously monitored to minimize both environmental and climate change impacts and allocate sufficient capital to reclamation and other activities to mitigate the impact on the areas in which the Company operates. Obsidian Energy voluntarily entered into the Government of Alberta’s Area Based Closure program (the "ABC program") which allowed the Company to accelerate abandonment activities, specifically on inactive properties, in a more cost-effective manner through 2020 and 2021. Beginning in 2022, the Company is required to follow the new AER guidance under Directive 088 where a minimum amount of spending is required to abandon inactive sites. In August 2022, our minimum spending target for 2023 was increased by the Alberta Government.

The Company has received ASRP grants and allocations to date of over $34 million on a gross basis, a portion of which was received in allocation eligibility as an ABC program participant. During Q2 2022, the Company was notified that certain grants/allocations that we had previously received under the ASRP program had been revoked by the Government of Alberta due to a broad reduction in program support that impacted many industry participants, which resulted in approximately a $2.3 million reduction. Total grant support will be determined by final project costs. These awards have allowed the Company to expand our abandonment activities for wells, pipelines, facilities, and related site reclamation and thus reduce our decommissioning liability. We began utilizing the ASRP grants in Q4 2020 and have continued this work through 2022, with the ASRP set to expire at the end of 2022.

OBSIDIAN ENERGY THIRD QUARTER 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 13

Liquidity and Capital Resources

Net Debt

Net debt is the total of long-term debt and working capital deficiency as follows:

	As at
(millions)	September 30, 2022	December 31, 2021
Long-term debt
Syndicated credit facility	$134.0	$321.5
Senior unsecured notes	127.6	-
Senior secured notes	-	54.9
PROP Limited recourse loan	-	16.0
Deferred interest	-	1.3
Unamortized discount of senior unsecured notes	(2.4)	-
Deferred financing costs	(5.5)	(2.7)
Total	253.7	391.0

Working capital deficiency
Cash	-	(7.3)
Accounts receivable	(79.6)	(68.9)
Prepaid expenses and other	(14.7)	(9.1)
Accounts payable and accrued liabilities	163.7	107.8
Total	69.4	22.5

Net debt (1)	$323.1	$413.5

(1)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".

Net debt decreased compared to December 31, 2021, as a result of debt repayments made during the period and lower drawings on the syndicated credit facility which was reduced by applying excess free cash flow. This was partially offset by a higher working capital deficiency due to higher activity levels which led to increased accounts payable.

Liquidity

Currently, the Company has a reserve-based syndicated credit facility with a borrowing limit of $175.0 million and senior unsecured notes totaling $127.6 million due in 2027. For further details on the Company’s debt instruments please refer to the “Financing” section of this MD&A.

The Company actively manages our debt portfolio and considers opportunities to reduce or diversify our debt capital structure. Management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks. Management maintains close relationships with the Company’s lenders and agents to monitor credit market developments. These actions and plans aim to increase the likelihood of maintaining the Company’s financial flexibility and appropriate capital program, supporting the Company’s ongoing operations and ability to execute longer-term business strategies.

OBSIDIAN ENERGY THIRD QUARTER 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 14

Financial Instruments

Obsidian Energy had the following financial instruments outstanding as at September 30, 2022. Fair values are determined using external counterparty information, which is compared to observable market data. The Company limits our credit risk by executing counterparty risk procedures which include transacting only with institutions within our syndicated credit facility or companies with high credit ratings, and by obtaining financial security in certain circumstances.

	Notional Volume	Remaining Term	Bought Put Price	Sold Call Price	Swap Price	Fair value (millions)
Oil
WTI Collar	10,000 bbl/d	October 2022	$109.75/bbl	$130.07/bbl	-	$1.1
WTI Collar	6,000 bbl/d	November 2022	$105.83/bbl	$127.90/bbl	-	0.7

AECO
AECO Swap	26,065 mcf/d	October 2022	-	-	$4.74/mcf	-

Total						$1.8

Refer to the Business Environment section above for a full list of hedges currently outstanding including contracts that were entered into subsequent to September 30, 2022.

Based on commodity prices and contracts in place at September 30, 2022, a $1.00 change in the price per barrel of liquids would change pre-tax unrealized risk management by $0.5 million and a $0.10 change in the price per mcf of natural gas would change pre-tax unrealized risk management by $0.1 million.

The components of risk management on the Consolidated Statements of Income are as follows:

	Three months ended September 30		Nine months ended September 30
(millions)	2022	2021	2022	2021
Realized
Settlement of commodity contracts	$(1.6)	$(2.0)	$(32.4)	$(8.3)
Total realized risk management loss	$(1.6)	$(2.0)	$(32.4)	$(8.3)

Unrealized
Commodity contracts	$7.8	$(0.9)	$4.2	$(4.4)
Total unrealized risk management gain (loss)	7.8	(0.9)	4.2	(4.4)
Risk management gain (loss)	$6.2	$(2.9)	$(28.2)	$(12.7)

In Q3 2022, in conjunction with our refinancing, we closed out the existing hedges put in place by our wholly owned subsidiary PROP 45 for a realized risk management loss of US$3.4 million.

OBSIDIAN ENERGY THIRD QUARTER 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 15

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on funds flow from operations for the 12 months subsequent to the date of this MD&A, including risk management contracts entered into to date, are based on forecasted results.

		Impact on funds flow from operations (1)
Change of:	Change	$ millions	$/share
Price per barrel of liquids	WTI US$1.00	9.8	0.12
Liquids production	1,000 bbl/day	26.5	0.32
Price per mcf of natural gas	AECO $0.10	2.2	0.03
Natural gas production	10 mmcf/day	16.0	0.19
Effective interest rate	1%	0.7	0.01
Exchange rate ($US per $CAD)	$0.01	6.5	0.08

(1) Non-GAAP financial measure or non-GAAP financial ratio. See “Non-GAAP and Other Financial Measures”.

Contractual Obligations and Commitments

Obsidian Energy is committed to certain payments over the next five calendar years and thereafter as follows:

	2022	2023	2024	2025	2026	Thereafter	Total
Long-term debt (1)	$-	$-	$134.0	$-	$-	$127.6	$261.6
Transportation	2.9	7.0	3.3	2.2	1.7	4.2	21.3
Interest obligations	2.4	24.7	20.7	15.2	15.2	15.2	93.4
Office lease	2.5	10.0	10.0	0.8	-	-	23.3
Lease liability	1.1	3.2	0.9	0.3	0.1	5.1	10.7
Decommissioning liability (2)	2.8	23.2	21.5	19.9	18.5	79.3	165.2
Total	$11.7	$68.1	$190.4	$38.4	$35.5	$231.4	$575.5

(1)
The 2024 figure includes our syndicated credit facility which has a term-out date of July 2024. The 2027 figure includes our senior unsecured notes due in July 2027. Refer to the Financing section above for further details. Historically, the Company has successfully renewed its syndicated credit facility.
(2)
These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the Company’s properties.

At September 30, 2022, the Company had an aggregate of $127.6 million in senior unsecured notes maturing in July 2027. The revolving period of our syndicated credit facility is July 27, 2023, with a term out period to July 27, 2024. In the future, if the Company is unsuccessful in renewing or replacing the syndicated credit facility or obtaining alternate funding for some or all of the maturing amounts of the senior unsecured notes, it is possible that we could be required to seek to obtain other sources of financing, including other forms of debt or equity arrangements if available. Please see the Financing section of this MD&A for further details regarding our outstanding debt instruments.

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

OBSIDIAN ENERGY THIRD QUARTER 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 16

Equity Instruments

Common shares issued:
As at September 30, 2022	82,436,210
Issuance under Stock option plan	4,000
As at November 7, 2022	82,440,210

Options outstanding:
As at September 30, 2022	2,280,672
Exercised	(4,000)
As at November 7, 2022	2,276,672

RSUs outstanding:
As at September 30, 2022	861,746
Granted	13,170
As at November 7, 2022	874,916

OBSIDIAN ENERGY THIRD QUARTER 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 17

Supplemental Production Disclosure

Outlined below is production by product type for each area and in total for the three and nine months ended September 30, 2022 and 2021.

	Three months ended September 30		Nine months ended September 30
Daily production (boe/d)	2022	2021	2022	2021
Cardium
Light oil (bbls/d)	10,572	9,988	11,168	10,098
Heavy oil (bbls/d)	41	60	46	52
NGLs (bbls/d)	2,301	2,127	2,330	2,067
Natural gas (mmcf/d)	54	46	53	45
Total production (boe/d)	21,853	19,807	22,395	19,753

Peace River
Light oil (bbls/d)	-	-	-	-
Heavy oil (bbls/d)	5,648	2,449	5,751	2,481
NGLs (bbls/d)	5	2	5	3
Natural gas (mmcf/d)	6	3	6	3
Total production (boe/d)	6,623	2,974	6,686	2,960

Viking
Light oil (bbls/d)	389	177	224	168
Heavy oil (bbls/d)	116	122	108	118
NGLs (bbls/d)	43	49	34	43
Natural gas (mmcf/d)	3	3	3	3
Total production (boe/d)	1,034	822	819	810

Legacy
Light oil (bbls/d)	101	149	88	123
Heavy oil (bbls/d)	49	57	35	61
NGLs (bbls/d)	30	35	36	31
Natural gas (mmcf/d)	1	2	1	2
Total production (boe/d)	475	561	424	494

Total
Light oil (bbls/d)	11,062	10,314	11,480	10,389
Heavy oil (bbls/d)	5,854	2,688	5,940	2,712
NGLs (bbls/d)	2,379	2,213	2,405	2,144
Natural gas (mmcf/d)	64	54	63	53
Total production (boe/d)	29,985	24,164	30,324	24,017

OBSIDIAN ENERGY THIRD QUARTER 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 18

Reconciliation of Cash flow from operating activities to Funds flow from operations

	Sep. 30	June 30	Mar. 31	Dec. 31	Sep. 30	June 30	Mar. 31	Dec. 31
Three months ended	2022	2022	2022	2021	2021	2021	2021	2020
Cash flow from operating activities	$121.4	$125.0	$83.9	$62.6	$65.5	$42.2	$28.4	$11.1
Change in non-cash working capital	(21.9)	26.0	(18.0)	6.2	(9.1)	(2.3)	10.3	7.6
Decommissioning expenditures	3.5	3.8	8.5	2.7	1.6	0.5	3.3	2.3
Onerous office lease settlements	2.3	2.3	2.3	2.1	2.3	2.4	2.3	2.3
Deferred financing costs	(0.7)	(0.7)	(0.7)	(1.1)	(1.7)	(1.7)	(1.0)	(2.8)
Financing fees paid	-	-	-	0.3	-	0.3	4.1	5.6
Restructuring charges (1)	-	-	2.5	-	0.1	0.1	(2.0)	0.9
Transaction costs	-	-	0.1	3.4	-	-	0.1	-
Other expenses (1)	-	0.6	-	0.1	0.6	0.8	(9.2)	(0.6)
Commodities purchased from third parties	-	-	-	3.7	-	-	-	-
Funds flow from operations	$104.6	$157.0	$78.6	$80.0	$59.3	$42.3	$36.3	$26.4

(1)
Excludes the non-cash portion of restructuring and other expenses.

Changes in Internal Control Over Financial Reporting (“ICFR”)

Obsidian Energy’s senior management has evaluated whether there were any changes in the Company's ICFR that occurred during the period beginning on July 1, 2022 and ending on September 30, 2022 that have materially affected, or are reasonably likely to materially affect, the Company's ICFR. No changes to the Company’s ICFR were made during the quarter.

Off-Balance-Sheet Financing

Obsidian Energy has off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

Non-GAAP and Other Financial Measures

Throughout this MD&A and in other materials disclosed by the Company, we employ certain measures to analyze financial performance, financial position, and cash flow. These non-GAAP and other financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income (loss) and cash flow from operating activities, as indicators of our performance.

Non-GAAP Financial Measures

“Free cash flow” is funds flow from operations less both capital and decommissioning expenditures and the Company believes it is a useful measure to determine and indicate the funding available to Obsidian Energy for investing and financing activities, including the repayment of debt, reallocation to existing business units, and deployment into new ventures. See “Cash flow from Operating Activities, Funds Flow from Operations, Adjusted Funds Flow from Operations and Free Cash Flow” above for a reconciliation of free cash flow to cash flow from operating activities, being our nearest measure prescribed by IFRS.

“Funds flow from operations” is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures, onerous office lease settlements, the effects of financing related transactions from foreign exchange contracts and debt repayments, restructuring charges, transaction costs, certain other expenses and certain commodities purchased from third parties, and is representative of cash related to continuing operations. Funds flow from operations is used to assess the Company’s ability to fund our planned capital programs. See “Cash flow from Operating Activities, Funds Flow from Operations, Adjusted Funds Flow from Operations and Free Cash Flow” and "Reconciliation of Cash flow from operating activities to Funds flow from operations" above for reconciliations of funds flow from operations to cash flow from operating activities, being our nearest measure prescribed by IFRS.

OBSIDIAN ENERGY THIRD QUARTER 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 19

“Adjusted Funds flow from operations” is funds flow from operations less share-based compensation relating to the Company's Deferred Share Unit plan, Performance Share Unit plan and Non-Treasury Incentive Award plan. The Company believes it is a useful measure to determine and indicate the funding available to Obsidian Energy for investing and financing activities, including the repayment of debt, reallocation to existing business units, and deployment into new ventures. See “Cash flow from Operating Activities, Funds Flow from Operations, Adjusted Funds Flow from Operations and Free Cash Flow” above for a reconciliation of adjusted funds flow from operations to cash flow from operating activities, being our nearest measure prescribed by IFRS.

“Gross revenues” are production revenues including realized risk management gains and losses on commodity contracts and adjusted for commodities purchased and sales of commodities purchased and is used to assess the cash realizations on commodity sales. See “Results of Operations – Production Revenues” for a reconciliation of gross revenues to production revenues, being our nearest measure prescribed by IFRS.

"Sales” are production revenues plus sales of commodities purchased less commodities purchased and is used to assess the cash realizations on commodity sales before realized risk management gains and losses. See “Results of Operations – Production Revenues” for a reconciliation of sales to production revenues, being our nearest measure prescribed by IFRS.

“Net debt” is the total of long-term debt and working capital deficiency and is used by the Company to assess our liquidity. See “Liquidity and Capital Resources – Net Debt” above for a reconciliation of net debt to long-term debt, being our nearest measure prescribed by IFRS.

“Net operating costs” are calculated by deducting processing income and road use recoveries from operating costs and is used to assess the Company’s cost position. Processing fees are primarily generated by processing third party volumes at the Company’s facilities. In situations where the Company has excess capacity at a facility, it may agree with third parties to process their volumes to reduce the cost of operating/owning the facility. Road use recoveries are a cost recovery for the Company as we operate and maintain roads that are also used by third parties. See “Results of Operations – Expenses – Operating” above for a reconciliation of net operating costs to operating costs, being our nearest measure prescribed by IFRS.

“Netback” is revenue less royalties, net operating costs, transportation expenses and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See "Results of Operations – Netbacks" above for a reconciliation of netbacks to sales.

Non-GAAP Financial Ratios

“Funds flow from operations – basic per share” is comprised of funds flow from operations divided by basic weighted average common shares outstanding. Funds flow from operations is a non-GAAP financial measure. See “Cash flow from Operating Activities, Funds Flow from Operations, Adjusted Funds Flow from Operations and Free Cash Flow” above.

“Funds flow from operations – diluted per share” is comprised of funds flow from operations divided by diluted weighted average common shares outstanding. Funds flow from operations is a non-GAAP financial measure. See “Cash flow from Operating Activities, Funds Flow from Operations, Adjusted Funds Flow from Operations and Free Cash Flow” above.

“Net operating costs per bbl”, “Net operating costs per mcf” and “Net operating costs per boe” are net operating costs divided by weighted average daily production on a per bbl, per mcf or per boe basis, as applicable. Net operating costs is a non-GAAP financial measure. See “Results of Operations – Expenses – Operating”.

“Netback per bbl”, “Netback per mcf” and “Netback per boe” are netbacks divided by weighted average daily production on a per bbl, per mcf or per boe basis, as applicable. Management believes that netback per boe is a key industry performance measure of operational efficiency and provides investors with information that is also commonly presented by other oil and natural gas producers. Netback is a non-GAAP financial measure. See “Results of Operations – Netbacks” above.

OBSIDIAN ENERGY THIRD QUARTER 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 20

Supplementary Financial Measures

Average sales prices for light oil, heavy oil, NGLs, total liquids and natural gas are supplementary financial measures calculated by dividing each of these components of production revenues by their respective production volumes for the periods.

“Cash flow from operating activities – basic per share” is comprised of cash flow from operating activities, as determined in accordance with IFRS, divided by basic weighted average common shares outstanding.

“Cash flow from operating activities – diluted per share" is comprised of cash flow from operating activities, as determined in accordance with IFRS, divided by diluted weighted average common shares outstanding.

"G&A gross – per boe" is comprised of general and administrative expenses on a gross basis, as determined in accordance with IFRS, divided by boe for the period.

"G&A net – per boe" is comprised of general and administrative expenses on a net basis, as determined in accordance with IFRS, divided by boe for the period.

Oil and Natural Gas Information

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

ABBREVIATIONS

Oil		Natural Gas
bbl	barrel or barrels	mcf	thousand cubic feet
bbl/d	barrels per day	mcf/d	thousand cubic feet per day
boe	barrel of oil equivalent	mmcf	million cubic feet
boe/d	barrels of oil equivalent per day	mmcf/d	million cubic feet per day
MSW	Mixed Sweet Blend	mmbtu	Million British thermal unit
WTI	West Texas Intermediate	AECO	Alberta benchmark price for natural gas
WCS	Western Canadian Select	NGL	natural gas liquids

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our strategy of maintaining moderate production growth, operational excellence, improving our debt leverage and delivering top quartile total shareholder return; our belief that our plan to focus development activity on our Cardium and Peace River assets will generate value for all stakeholders; that our Cardium position with a deep inventory of high return wells offers a predictable, liquids weighted, production profile capable of generating growth and sustainable free cash flow; that there is compelling Bluesky development and significant Clearwater potential for future heavy oil production growth and cash flow generation, offering further value for stakeholders; terms and conditions for the New Notes (including the Repurchase Offer) and revolving credit facility; that the compliance with certain environmental legislation is expected to require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material; that the Company continuously monitors operations to minimize environmental impact and allocate sufficient capital to reclamation and other activities to mitigate the impact on the areas in which the Company operates; that we are dedicated to managing the environmental impact from our operations through the environmental programs which include resource conservation, water management and site abandonment / reclamation / remediation; that the Company will follow the new AER guidance under Directive 088 where a minimum amount of spending is required

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to abandon inactive sites; that we will continue the ASRP work in 2022; our expectations for debt levels and targets; that management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks and that management maintains close relationships with the Company's lenders and agents to monitor credit market developments, and these actions and plans aim to increase the likelihood of maintaining the Company's financial flexibility and capital program, supporting the Company's ongoing operations and ability to execute longer-term business strategies; and the sensitivity analysis and contractual obligations and commitments moving forward.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of or acquire material producing properties or royalties or other interests therein; the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand and commodity prices; that the Company's operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to the pandemic; global energy policies going forward, including the continued ability and willingness of members of OPEC and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs created as a result of the COVID-19 pandemic or otherwise, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; our ability to execute our plans as described herein and in our other disclosure documents and the impact that the successful execution of such plans will have on our Company and our stakeholders; future capital expenditure and decommissioning expenditure levels; future operating costs and G&A costs; future oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events such as wild fires and flooding, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability (if necessary) to replace our syndicated bank facility and our ability (if necessary) to finance the repayment of our senior unsecured notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we change our budgets in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs implemented in connection with the COVID-19 pandemic and other regional and/or global health related events or otherwise, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events, including the ongoing COVID-19 pandemic, and the responses of governments and the public to the pandemic, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that there is another significant decrease in the valuation of oil and natural gas companies and their securities and in confidence in the oil and natural gas industry generally, whether caused by a resurgence of the COVID-19 pandemic, the worldwide transition towards less reliance on fossil fuels and/or other factors; the risk that the COVID-19 pandemic and/or other factors adversely

OBSIDIAN ENERGY THIRD QUARTER 2022	MANAGEMENT’S DISCUSSION AND ANALYSIS 22

affects the financial capacity of the Company's contractual counterparties and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our senior unsecured notes is not extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew or refinance our credit facilities on acceptable terms or at all and/or finance the repayment of our senior unsecured notes when they mature on acceptable terms or at all and/or obtain debt and/or equity financing to replace our credit facilities and/or senior unsecured notes; the possibility that we breach one or more of the financial covenants pursuant to our agreements with our lenders and the holders of our senior unsecured notes; the possibility that we are forced to shut-in production, whether due to commodity prices decreasing, extreme weather events or other factors; the risk that OPEC and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of oil, natural gas liquids and natural gas, price differentials for oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange, including the impact of the Canadian/U.S. dollar exchange rate on our revenues and expenses; fluctuations in interest rates, including the effects of increased interest rates on our borrowing costs and on economic activity, and including the risk that higher interest rates cause or contribute to the onset of a recession; the risk that our costs increase significantly due to ongoing high levels of inflation, supply chain disruptions and/or other factors, adversely affecting our profitability; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); the risk that wars and other armed conflicts adversely affect world economies and the demand for oil and natural gas, including the ongoing war between Russian and Ukraine; the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company's ability to obtain financing and/or insurance on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments, financial institutions and consumers to the ongoing COVID-19 pandemic and/or public opinion and/or special interest groups; and the other factors described under "Risk Factors" in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, the Company does not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Obsidian Energy, including Obsidian Energy’s Annual Information Form, is available on the Company’s website at www.obsidianenergy.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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